UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 9, 2017

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2017 to 30 June 2017

9 August 2017

Novo Nordisk increased reported operating profit by 8% in the first six months of 2017

Sales increased by 4% measured in Danish kroner

Sales increased by 4% in Danish kroner and by 3% in local currencies to DKK 57.1 billion.

•	Sales of Tresiba® increased by 155% to DKK 3.7 billion (149% in local currencies).
•	Sales of Victoza® increased by 21% to DKK 11.5 billion (18% in local currencies).
•	Sales of Saxenda® increased by 98% to DKK 1.2 billion (90% in local currencies)
•	Sales in North America Operations increased by 5% (2% in local currencies).
•	Sales in International Operations increased by 4% (5% in local currencies).

Sales within diabetes and obesity care increased by 11% to DKK 47.5 billion (10% in local currencies). Sales within biopharmaceuticals declined by 19% to DKK 9.6 billion (20% in local currencies), primarily reflecting an impact from the introduction of a generic version of the hormone replacement therapy product Vagifem® and from rebate adjustments for human growth hormone in Q1 2016, both in the USA, whereas sales within haemophilia were broadly unchanged.

Operating profit increased by 8% reported in Danish kroner and by 6% in local currencies to DKK 26.9 billion.

Net profit increased by 4% to DKK 20.1 billion. Diluted earnings per share increased by 6% to DKK 8.07.

In June, Victoza® received a positive 17–2 vote from the FDA Advisory Committee acknowledging that clinical trial data provided substantial evidence of cardiovascular risk reduction. Furthermore, Novo Nordisk received EU approval for an update of both the Victoza® and Saxenda® labels reflecting the evidence of cardiovascular risk reduction.

The Board of Directors has approved an interim dividend for 2017 of DKK 3.00 per share of DKK 0.20 that will be paid in August 2017.

The financial outlook for 2017 has been updated and sales growth measured in local currencies is now expected to be in the range of 1% to 3% compared with the previous range of 0% to 3%. A negative currency impact of 3 percentage points is now expected, reflecting the recent and significant depreciation of the US dollar and most other key invoicing currencies versus the Euro and the Danish krone. Operating profit growth measured in local currencies is now expected to be in the range of 1% to 5% compared with the previous range of -1% to 3%. A negative currency impact of 4 percentage points is now expected.

For 2018, formulary negotiations with Pharmacy Benefit Managers and managed care organisations in the USA are progressing. Subject to the final outcome of these negotiations, average prices after rebates are expected to be lower compared with the levels in 2017, predominantly driven by the basal insulin segment. The market access for Novo Nordisk’s key products is, however, expected to remain broadly unchanged compared to 2017.

Lars Fruergaard Jørgensen, president and CEO: “We are well on track to deliver on our targets for 2017 based on sales growth driven by our new, innovative products within diabetes and obesity care and a continued focus on cost control. Although the formulary negotiations in the USA reflect the tough competitive environment, we remain confident that our long-term financial growth targets are achievable.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 2 of 33

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,400 people in 77 countries, and markets its products in more than 165 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

CONFERENCE CALL DETAILS

On 9 August 2017 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 10 August 2017 at 14.15 CEST, corresponding to 8.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

1 November 2017	Financial Statement for first nine months of 2017
1 February 2018	Financial Statement for 2017

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Jensen	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 3 of 33

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first six months of 2017		4
Sales development		5
Diabetes and obesity care, sales development		6
Biopharmaceuticals, sales development		11
Development in costs and operating profit		11
Financial items (net)		12
Capital expenditure and free cash flow		12
Key developments in the second quarter of 2017		13
OUTLOOK		14
RESEARCH & DEVELOPMENT UPDATE		16
Diabetes		16
Obesity		18
Biopharmaceuticals		19
SUSTAINABILITY UPDATE		20
EQUITY		21
LEGAL MATTERS		22
MANAGEMENT STATEMENT		24
FINANCIAL INFORMATION		25
Appendix 1:	Quarterly numbers in DKK	25
Appendix 2:	Income statement and statement of comprehensive income	26
Appendix 3:	Balance sheet	27
Appendix 4:	Statement of cash flows	28
Appendix 5:	Statement of changes in equity	29
Appendix 6:	Regional sales split	30
Appendix 7:	Key currency assumptions	31
Appendix 8:	Quarterly numbers in USD (additional information)	32
Appendix 9:	Non-IFRS financial measures (additional information)	33

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 4 of 33

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2017

These unaudited consolidated financial statements for the first six months of 2017 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2016 of Novo Nordisk. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB that are endorsed by the EU and effective for the accounting period beginning on 1 January 2017. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2017. The impact of the new standards IFRS 9, IFRS 15 and IFRS 16, which are issued, but have not yet come into effect, is described in the Annual Report 2016. The assessment of the impact is unchanged. Furthermore, the financial report including the consolidated financial statements for the first six months of 2017 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	H1 2017	H1 2016	% change H1 2016 to H1 2017
Net sales	57,090	54,671	4%
Gross profit	48,430	46,392	4%
Gross margin	84.8%	84.9%

Sales and distribution costs	13,548	13,608	(0%)
Percent of sales	23.7%	24.9%

Research and development costs	6,703	6,635	1%
Percent of sales	11.7%	12.1%

Administrative costs	1,770	1,781	(1%)
Percent of sales	3.1%	3.3%

Other operating income, net	467	438	7%
Operating profit	26,876	24,806	8%
Operating margin	47.1%	45.4%

Financial items (net)	(1,229)	(251)	390%
Profit before income taxes	25,647	24,555	4%

Income taxes	5,540	5,132	8%
Effective tax rate	21.6%	20.9%

Net profit	20,107	19,423	4%
Net profit margin	35.2%	35.5%
OTHER KEY NUMBERS
Depreciation, amortisation and impairment losses	1,571	1,341	17%
Capital expenditure (tangible assets)	3,538	2,775	27%

Net cash generated from operating activities	22,215	21,972	1%
Free cash flow	18,792	19,102	(2%)

Total assets	97,825	88,269	11%
Equity	48,436	42,585	14%
Equity ratio	49.5%	48.2%

Average number of diluted shares outstanding (million)	2,492.0	2,545.4	(2%)
Diluted earnings per share / ADR (in DKK)	8.07	7.63	6%

Full-time equivalent employees end of period	41,385	42,265	(2%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 5 of 33

SALES DEVELOPMENT

Sales increased by 4% measured in Danish kroner and by 3% in local currencies. Sales growth was realised within diabetes and obesity care with the majority of growth originating from Tresiba®, Victoza®, NovoRapid® and Saxenda®, partly offset by declining sales of Levemir®. Sales within biopharmaceuticals declined, reflecting lower sales of human growth disorder products, Vagifem® and NovoSeven®.

Sales split per therapy The diabetes and obesity care segment	Sales H1 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin	4,185	160%	155%	144%
- Tresiba ®	3,689	155%	149%	125%
- Xultophy ®	284	219%	219%	11%
- Ryzodeg ®	196	172%	164%	7%
Modern insulin	23,381	(1%)	(1%)	(20%)
- NovoRapid ®	10,403	9%	8%	45%
- Levemir ®	7,609	(12%)	(13%)	(68%)
- NovoMix ®	5,369	0%	1%	3%
Human insulin	5,123	(5%)	(4%)	(13%)
Total insulin	32,689	7%	6%	111%
Victoza®	11,525	21%	18%	100%
Other diabetes care 1)	2,092	(3%)	(2%)	(3%)
Total diabetes care	46,306	10%	9%	208%
Obesity (Saxenda®)	1,225	98%	90%	32%
Diabetes and obesity care total	47,531	11%	10%	240%
The biopharmaceuticals segment
Haemophilia 2)	5,315	(1%)	(2%)	(8%)
- NovoSeven ®	4,663	(5%)	(6%)	(18%)
- NovoEight ®	576	44%	42%	10%
Human growth disorders	3,325	(27%)	(28%)	(74%)
Other biopharmaceuticals 3)	919	(52%)	(53%)	(58%)
Biopharmaceuticals total	9,559	(19%)	(20%)	(140%)
Total sales	57,090	4%	3%	100%

1) Primarily NovoNorm®and needles.

2) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

3) Primarily Vagifem® and Activelle®.

Both International Operations and North America Operations contributed to sales growth with 68% and 32% respectively. Within International Operations, the main growth contributors were Region Europe, Region China and Region AAMEO (Africa, Asia, Middle East and Oceania). Sales growth in North America Operations was negatively impacted

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 6 of 33

by approximately 5 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in the first quarter of 2016 predominantly related to Norditropin® and the negative impact from the launch of a generic version of Vagifem®, both in the USA.

Sales split per region	Sales H1 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
North America Operations	30,043	5%	2%	32%
- USA	28,985	5%	2%	28%
International Operations	27,047	4%	5%	68%
- Region Europe	10,581	3%	4%	24%
- Region AAMEO	6,021	3%	4%	13%
- Region China	5,668	5%	7%	22%
- Region Japan & Korea	3,040	3%	1%	1%
- Region Latin America	1,737	14%	9%	8%
Total sales	57,090	4%	3%	100%

Please refer to appendix 6 for further details on sales in the first six months of 2017.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2017 and May 2016 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 11% measured in Danish kroner and by 10% in local currencies to DKK 47,531 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 7% measured in Danish kroner and 6% in local currencies to DKK 32,689 million. Measured in local currencies, sales growth was driven by both North America Operations and International Operations where Region AAMEO, Region Latin America, Region China and Region Europe contributed to growth. Novo Nordisk is the global leader with 46% of the total insulin market and 44% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Xultophy®, Ryzodeg® and Fiasp®) reached DKK 4,185 million compared with DKK 1,609 million in 2016.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 3,689 million compared with DKK 1,448 million in 2016. The roll-out of Tresiba® continues and the product has now been launched in 56 countries. In the USA where Tresiba® was launched broadly in January 2016, the product maintains wide commercial and Medicare Part D formulary coverage. In Japan where Tresiba® was launched in

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 7 of 33

March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 41% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Sales of Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 284 million compared with DKK 89 million in 2016. Sales growth was driven by both North America Operations and International Operations where predominantly Region Europe contributed to growth. Xultophy® has been launched in 15 countries; in the USA launched under the brand name Xultophy® 100/3.6 in May 2017.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 196 million compared with DKK 72 million in 2016. Sales growth was driven by International Operations, where Region Japan & Korea and Region AAMEO contributed to growth. Ryzodeg® has now been marketed in 14 countries, and feedback from patients and prescribers is encouraging.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorisation from the European Commission on 9 January 2017 and approvals were also received in Norway, Iceland and Canada. Fiasp® has now been launched in four countries including recent launches in the UK and Germany.

Sales of modern insulin decreased by 1% in both Danish kroner and in local currencies to DKK 23,381 million. The declining sales were driven by North America Operations reflecting the lower sales of Levemir® following the introduction of the new-generation insulin Tresiba® partly offset by sales growth in International Operations, where Region China and Region AAMEO were the main contributors to growth. Sales of modern insulin and new-generation insulin in total constitute 84% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	May 2017	May 2016	May 2017	May 2016
Global	46%	47%	44%	45%
North America Operations	37%	38%	38%	38%
USA	37%	37%	38%	38%
International Operations	50%	51%	48%	49%
Region Europe	45%	46%	44%	46%
Region China*	59%	60%	61%	61%
Region AAMEO**	57%	57%	51%	52%
Region Japan & Korea	49%	49%	49%	48%
Region Latin America***	42%	40%	40%	41%

Source: IMS, May 2017 data. * Data for mainland China, excluding Hong Kong and Taiwan. ** Data for 11 selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region. *** Data for three selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region.

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 8 of 33

North America Operations

Sales of insulin in North America Operations increased by 10% in Danish kroner and by 7% in local currencies. Sales growth was driven by higher sales of Tresiba® and NovoLog® due to underlying volume growth of both the basal and short-acting insulin market and market share gain in the basal insulin segment. Sales growth was partly countered by lower Levemir® sales due to the introduction of Tresiba® as well as lower realised prices for basal insulin. 56% of Novo Nordisk’s volume of the new-generation insulin and modern insulin in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

International Operations

Sales of insulin in International Operations increased by 5% in Danish kroner and by 6% in local currencies. Sales growth was driven by both new-generation insulin and modern insulin, partly offset by declining human insulin sales.

Region Europe

Sales of insulin in Region Europe increased by 2% in Danish kroner and by 4% in local currencies. Sales were driven by the penetration of Tresiba® as well as a positive contribution from Xultophy® and NovoRapid® across the region, partly offset by contracting Levemir® sales reflecting the continued roll-out of Tresiba® as well as declining human insulin and NovoMix® sales.

Region China

Sales of insulin in Region China increased by 6% in Danish kroner and by 8% in local currencies. The sales growth is driven by continued growth in the modern insulin products, where Novo Nordisk has improved its market share in each insulin segment, partly offset by declining human insulin sales.

Region AAMEO

Sales of insulin in Region AAMEO increased by 7% in Danish kroner and by 9% in local currencies. The sales growth is driven by growth of the overall diabetes care market with solid contribution from NovoRapid®, NovoMix® and the new-generation insulin Tresiba® and Ryzodeg®. Currently, 63% of Novo Nordisk’s insulin volume in the major private markets in Region AAMEO is used in devices.

Region Japan & Korea

Sales of insulin in Region Japan & Korea increased by 1% in Danish kroner and decreased by 1% in local currencies. The sales development in local currencies reflects lower modern insulin and human insulin sales in the region reflecting the declining insulin volume market in Japan which is offset by continued uptake of Ryzodeg® and Tresiba® in Japan.

Region Latin America

Sales of insulin in Region Latin America increased by 14% in Danish kroner and by 11% in local currencies. The sales development reflects strong uptake of Tresiba® in selected countries and continued growth of both modern and human insulin. Currently, 46% of Novo Nordisk’s insulin volume in the major private markets in Region Latin America is used in devices, primarily FlexPen® and FlexTouch®.

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 9 of 33

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 21% in Danish kroner and by 18% in local currencies to DKK 11,525 million. Sales growth is predominantly driven by North America Operations comprising 91% share of growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 10.7% compared with 8.8% 12 months ago. Victoza® is the market leader in the GLP-1 segment with a 54% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	May 2017	May 2016	May 2017	May 2016
Global	10.7%	8.8%	54%	62%
North America Operations	12.6%	10.1%	52%	60%
USA	12.7%	10.2%	52%	59%
International Operations	6.1%	5.5%	61%	70%
Region Europe	10.0%	9.2%	61%	70%
Region China*	0.9%	0.8%	61%	53%
Region AAMEO**	2.5%	2.1%	51%	58%
Region Japan & Korea	4.0%	2.8%	50%	67%
Region Latin America***	4.9%	3.9%	83%	92%

Source: IMS, May 2017 data. * Data for mainland China, excluding Hong Kong and Taiwan. ** Data for 11 selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region. *** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region.

North America Operations

Sales of Victoza® in North America Operations increased by 26% in Danish kroner and by 23% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 25% in the USA, a positive impact from higher realised prices and inventory build-up. The growth of the GLP-1 market continues to be driven by competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total North American diabetes care market has increased to 12.6%. Despite intensified competition, Victoza® is still the market leader with a 52% value market share.

International Operations

Sales of Victoza® in International Operations increased by 6% in both Danish kroner and in local currencies. Sales growth is driven by growth in Region AAMEO, Region Latin America and Region China, partly offset by declining sales in Region Europe. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 6.1% from 5.5% in 2016. Victoza® is the market leader with a 61% value market share.

Region Europe

Sales in Region Europe decreased by 2% in Danish kroner and by 1% in local currencies. The sales development reflects intensified competition from a recently introduced once-weekly, partly offset by growth in Germany and the Nordic countries. In Region Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 10.0%. Despite intensified competition, Victoza® remains the market leader in Region Europe with a 61% value market share.

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Financial report for the period 1 January 2017 to 30 June 2017	Page 10 of 33

Region China

Sales in Region China increased by 29% in Danish kroner and by 28% in local currencies. In China, the GLP-1 class represents a modest 0.9% of the total diabetes care market measured in value, and Victoza® holds a GLP-1 value market share of 61%. In July 2017, Victoza® was the first GLP-1 to be listed on the Chinese National Reimbursement Drug List, and reimbursement is expected to be obtained across China as the provincial drug reimbursement lists are updated accordingly.

Region AAMEO

Sales in Region AAMEO increased by 32% in Danish kroner and by 31% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East. The value share of the GLP-1 class of the total diabetes care market increased to 2.5%. Victoza® is the GLP-1 market leader across Region AAMEO with a value market share of 51%.

Region Japan & Korea

Sales in Region Japan & Korea increased by 1% in Danish kroner and decreased by 1% in local currencies. The sales development measured in local currencies reflects the intensified competition partly offset by continued expansion of the GLP-1 market in Japan. In Region Japan & Korea, the GLP-1 class represents 4.0% of the total diabetes care market value compared with 2.8% in 2016. Victoza® remains the leader in the class with a value market share of 50%.

Region Latin America

Sales in Region Latin America increased by 32% in Danish kroner and by 18% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 4.9% of the total diabetes care market value compared with 3.9% in 2016. Victoza® remains the leader in the class with a value market share of 83%.

Other diabetes care

Sales of other diabetes care products, which predominantly consist of oral antidiabetic products and needles, declined by 3% in Danish kroner and by 2% in local currencies to DKK 2,092 million. Declining sales were seen in International Operations, where all regions apart from Region Latin America experienced lower sales, partly offset by increased sales in North America Operations.

Saxenda® (obesity care)

Sales of Saxenda®, liraglutide 3 mg for weight management, increased by 98% in Danish kroner and by 90% in local currencies to DKK 1,225 million. Sales growth was driven by both North America Operations and International Operations, where Region Latin America, Region AAMEO and Region Europe contributed to growth. Saxenda® was launched in May 2015 in the USA and has obtained broad commercial formulary market access. Saxenda® has now been launched in 19 countries.

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Financial report for the period 1 January 2017 to 30 June 2017	Page 11 of 33

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products declined by 19% measured in Danish kroner and by 20% in local currencies to DKK 9,559 million. Declining sales were observed in both North America Operations and International Operations.

Haemophilia

Sales of haemophilia products decreased by 1% measured in Danish kroner and by 2% in local currencies to DKK 5,315 million. The sales decline was primarily driven by lower NovoSeven® sales in Region AAMEO, Region Latin America and Region Japan & Korea as well as North America Operations. This was partly offset by a positive contribution from NovoSeven® and the roll-out of NovoEight® in Region Europe.

Human growth disorders

Sales of human growth disorder products decreased by 27% measured in Danish kroner and by 28% in local currencies to DKK 3,325 million. The sales decline reflects the significant positive non-recurring adjustment in the USA in the first quarter of 2016, related to rebates in the Medicaid patient segment for the period 2010-2015, as well as an impact from intensified competition impacting realised prices and to some extent volumes in the USA. The sales decline has been partly offset by a positive impact from International Operations driven by Region Japan & Korea and Region Latin America.

Novo Nordisk is the leading company in the global human growth disorder market with a 29% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, declined by 52% measured in Danish kroner and by 53% in local currencies to DKK 919 million. The sales decline reflects a negative impact from the launch of a generic version of Vagifem® in the USA in the fourth quarter of 2016.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 5% both in Danish kroner and local currencies to DKK 8,660 million, resulting in a gross margin of 84.8% measured in Danish kroner and 84.5% in local currencies, compared with 84.9% in 2016. The gross margin was negatively impacted by lower prices primarily reflecting intensified competition in the insulin segment and lower prices following the non-recurring Medicaid rebate adjustments in 2016, both in the USA, as well as slightly lower capacity utilisation for certain products. The gross margin was impacted by positive contribution from product mix due to higher Tresiba® and Victoza® sales, partly countered by lower sales of Vagifem® following the launch of a generic version in the USA.

Sales and distribution costs were broadly unchanged in Danish kroner and declined by 1% in local currencies to DKK 13,548 million. The decline in sales and distribution costs measured in local currencies reflects lower promotional activities in the USA following the Tresiba® launch in 2016 and broad cost control initiatives, partly offset by higher

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costs for legal cases and increased sales and distribution costs in International Operations across all regions.

Research and development costs increased by 1% in both Danish kroner and local currencies to DKK 6,703 million. The increase in costs reflects higher development costs due to the initiation of the PIONEER programme for oral semaglutide, where all 10 planned trials have been initiated and a large part of patients are enrolled, partly countered by lower costs related to the completion of the cardiovascular outcomes trial DEVOTE and by lower biopharmaceuticals development costs. The increase in development costs were partially offset by lower research costs following the updated R&D strategy announced in October 2016 leading to the discontinuation of a number of research projects.

Administration costs decreased by 1% in Danish kroner and by 2% in local currencies to DKK 1,770 million. The lower administrative costs are mainly related to general cost control initiatives.

Other operating income (net) was DKK 467 million compared with DKK 438 million in 2016.

Operating profit increased by 8% in Danish kroner and by 6% in local currencies to DKK 26,876 million.

FINANCIAL ITEMS (NET)

Financial items (net) showed a net loss of DKK 1,229 million compared with a net loss of DKK 251 million in 2016.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 1,161 million compared with a loss of DKK 222 million in 2016. The development in the first half of 2017 reflects loss on foreign exchange hedging involving especially the US dollar and Chinese yuan versus the Danish krone.

The result of net financial items as per 30 June 2017 is reflecting that deferred gains on financial contracts of approximately DKK 1.6 billion, hereof approximately DKK 600 million related to the second half of 2017 and approximately DKK 1 billion related to 2018, have been deferred for later income recognition as the hedged cash flow materialises.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 3.5 billion compared with DKK 2.8 billion in 2016. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in

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Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark.

Free cash flow was DKK 18.8 billion compared with DKK 19.1 billion in 2016. The decrease of 2% compared with 2016 primarily reflects a negative impact from higher income taxes paid.

KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2017

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the second quarter of 2017.

Sales in the second quarter of 2017 increased by 4% in Danish kroner and by 3% in local currencies compared with the same period in 2016. The growth was driven by new-generation insulin, Victoza® and Saxenda® partly offset by Vagifem®, modern insulin and human growth disorders. From a geographic perspective, sales growth in local currencies was driven by both International Operations and North America Operations, growing by 5% and 2%, respectively.

The gross margin was 84.6% in the second quarter of 2017 compared with 85.3% in the same period last year. The decline of 0.7 percentage point of the gross margin reflects a negative price effect in the USA as well as slightly lower capacity utilisation for certain products, partly offset by a positive impact from product mix.

Sales and distribution costs decreased by 2% in both Danish kroner and local currencies compared with the same period in 2016 reflecting lower promotional activities in the USA following the Tresiba® launch in 2016 and broad cost control initiatives, partly offset by increased sales and distribution costs in International Operations, mainly in Region AAMEO.

Research and development costs increased by 2% in both Danish kroner and local currencies compared with the same period in 2016. The increase in costs is driven by increased research costs for the early diabetes and obesity portfolio as well as increased development costs for oral semaglutide and other diabetes care development programmes partly offset by lower costs related to the completion of the cardiovascular outcomes trial DEVOTE.

Administrative costs decreased by 2% in Danish kroner and by 3% in local currencies compared with the same period in 2016 mainly related to general cost control initiatives.

Other operating income (net) was DKK 189 million in the second quarter of 2017 compared with DKK 154 million in the same period last year.

Operating profit increased by 7% in Danish kroner and by 6% in local currencies compared with the same period in 2016.

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OUTLOOK

OUTLOOK 2017

The current expectations for 2017 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 9 August 2017	Expectations 3 May 2017
Sales growth
in local currencies	1% to 3%	0% to 3%
as reported	Around 3 percentage points lower	Around 1 percentage point higher
Operating profit growth
in local currencies	1% to 5%	-1% to 3%
as reported	Around 4 percentage points lower	Around 1 percentage point higher
Financial items (net)	Loss of around DKK 0.2 billion	Loss of around DKK 1.8 billion
Effective tax rate	21% to 22%	21% to 23%
Capital expenditure	Around DKK 9.5 billion	Around DKK 10.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 29-33 billion	DKK 29-33 billion

For 2017, sales growth is now expected to be in the range of 1% to 3% growth, measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. This is expected to be partly countered by an impact from lower realised prices in the USA, especially in the basal insulin and growth hormone segments, the loss of exclusivity for Vagifem® in the USA, further intensifying competition within diabetes and biopharmaceuticals especially in the USA, as well as adverse macroeconomic conditions in several markets in International Operations. Given the significant 8% depreciation of the US dollar and most other key invoicing currencies versus the Euro and the Danish krone since the report for the first three months of 2017, growth reported in DKK is now expected to be around 3 percentage points lower than the local currency level.

For 2018, formulary negotiations with Pharmacy Benefit Managers and managed care organisations in the USA are progressing. Subject to the final outcome of these negotiations, average prices after rebates are expected to be lower compared with the levels in 2017, predominantly driven by the basal insulin segment. The market access for Novo Nordisk’s key products is, however, expected to remain broadly unchanged compared to 2017.

For 2017, operating profit growth is now expected to be in the range of 1% to 5% growth, measured in local currencies. The expectation for operating profit growth primarily reflects the modest outlook for sales growth. The outlook also reflects an increase in second half of 2017 in the sales and distribution cost ratio to support commercialisation efforts for key products as well as in the research and development cost ratio to support the progress of Novo Nordisk’s pipeline. Given the current

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exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 4 percentage points lower than the local currency level.

For 2017, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 0.2 billion. The current expectation reflects losses on non-hedged currencies partly offset by gains associated with foreign exchange hedging contracts, mainly related to the US dollar and Japanese yen versus the Danish krone.

The effective tax rate for 2017 is now expected to be in the range of 21-22%, a level broadly similar to the statutory corporate tax rate in Denmark of 22%.

Capital expenditure is now expected to be around DKK 9.5 billion in 2017, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care, a capacity expansion of the diabetes care filling and an expansion of the manufacturing capacity for biopharmaceutical products. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be DKK 29-33 billion.

All of the above expectations are based on the assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2017, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,900 million	12
CNY	DKK 305 million	6*
JPY	DKK 185 million	12
GBP	DKK 85 million	13
CAD	DKK 80 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

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RESEARCH & DEVELOPMENT UPDATE

DIABETES

Novo Nordisk submits applications in the USA and the EU for including data from the DEVOTE trial in the Tresiba® (NN1250) label

In May 2017, Novo Nordisk announced the submission of a supplemental application to the US Food and Drug Administration (FDA) for including data in the label for Tresiba® (insulin degludec) from the DEVOTE trial, a long-term, randomised, double-blinded and event-driven trial conducted to confirm the cardiovascular safety of Tresiba® compared to insulin glargine U100 when added to standard of care, in people with type 2 diabetes. Furthermore, in June 2017 Novo Nordisk announced the submission of a Type II variation application to the European Medicines Agency (EMA) for including data from the DEVOTE trial in the label for Tresiba®.

In the DEVOTE trial, the primary endpoint was achieved by demonstrating non- inferiority of major adverse cardiovascular events (MACE) with Tresiba® compared to insulin glargine U100. The trial thereby confirmed the results of the DEVOTE interim analysis submitted to the FDA in March 2015, on the basis of which Tresiba® and Ryzodeg® 70/30 were approved in the US in September 2015.

The primary endpoint of the DEVOTE study was defined as the composite MACE outcome of the first occurrence of cardiovascular death, non-fatal myocardial infarction or non-fatal stroke and showed a hazard ratio of 0.91 in favour of Tresiba® relative to insulin glargine U100, with no statistically significant difference between the two treatments.

From a mean HbA1c baseline of 8.4%, the trial showed a similar blood sugar reduction with Tresiba® compared to insulin glargine U100 with an end-of-trial treatment difference of 0.01 percentage point between the two treatment arms, thus fulfilling the requirements for objectively comparing hypoglycaemia rates between the two treatments.

In the trial, Tresiba® demonstrated superiority on the secondary confirmatory endpoint of severe hypoglycaemia: 27% fewer patients in the group treated with Tresiba® experienced an episode of severe hypoglycaemia, resulting in a 40% overall rate reduction of total episodes of adjudicated severe hypoglycaemia. Furthermore, patients in the group treated with Tresiba® experienced a 53% relative reduction in the rate of nocturnal severe hypoglycaemia. These differences were all statistically significant.

Tresiba® appeared to have a safe and well-tolerated profile consistent with previous clinical studies conducted with Tresiba®.

Review of Novo Nordisk’s application in the USA for including data from the two SWITCH trials and the DEVOTE trial in the Tresiba® (NN1250) label continues

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In September 2016, Novo Nordisk announced the submission of a supplemental application to the FDA for including data from the two SWITCH phase 3b trials in the label for Tresiba®. In the SWITCH trials, the safety profile and efficacy of Tresiba® was compared with insulin glargine U100. FDA is continuing the review of the SWITCH application and it is Novo Nordisk’s assessment that FDA now plans to review the SWITCH studies in the context of the data from the recently submitted DEVOTE trial.

Victoza® (NN2211) approved in the EU as the only GLP-1 with a label to include prevention of cardiovascular events

In July 2017, the European Commission approved an update to the Victoza® (liraglutide) EU label that expands the indication to reflect both improving blood sugar and cardiovascular (CV) events as integral parts of type 2 diabetes treatment. Victoza® is the only GLP-1 that is proven to prevent CV events in people with type 2 diabetes and high CV risk. The update of the label was based on the results from the LEADER trial. The trial investigated the long-term effects of Victoza® in more than 9,300 people with type 2 diabetes, at high risk of major CV events.

In the LEADER trial, Victoza® (liraglutide up to 1.8 mg) statistically significantly reduced the risk of CV death, non-fatal myocardial infarction (heart attack) or non-fatal stroke by 13% versus placebo, when added to standard of care. The overall risk reduction was driven by a statistically significant 22% reduction in CV death with Victoza® treatment versus placebo and non-significant reductions in non-fatal myocardial infarction and non-fatal stroke.

Novo Nordisk received positive 17-2 vote from FDA Advisory Committee that Victoza® (NN2211) provides substantial evidence of cardiovascular risk reduction in patients with type 2 diabetes

In June 2017, Novo Nordisk announced that the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the FDA had completed its meeting regarding the supplemental New Drug Application (sNDA) for inclusion of the data from the cardiovascular outcomes trial LEADER in the label for Victoza®.

The Advisory Committee voted 19-0 in favour of Victoza® on the question: "Do the results of LEADER establish that use of Victoza® in patients with type 2 diabetes is not associated with excess cardiovascular risk?"

The Advisory Committee voted 17-2 in favour of Victoza® on the question: "Does the LEADER trial provide the substantial evidence needed to establish that Victoza® (liraglutide 1.8 mg) reduces cardiovascular risk in patients with type 2 diabetes?"

The sNDA for Victoza® was submitted to the FDA in October 2016 and regulatory feedback in the US is expected in Q3 2017.

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American Diabetes Association (ADA) meeting 9-13 June 2017 in San Diego, California, USA

At the 77th annual meeting of the ADA held in San Diego, California, USA results from Novo Nordisk’s research and development activities were presented in 60 accepted abstracts. Among the key presentations was an ADA-hosted symposium where detailed data from the DEVOTE study were presented. DEVOTE is the first randomised, double- blind, treat-to-target, event-driven trial comparing two basal insulins, Tresiba® and insulin glargine U100, in adults with type 2 diabetes at high risk of CV disease.

The results presented at ADA also comprised additional results from the LEADER trial with Victoza® and a cross-trial comparison of the SUSTAIN 1 to 5 with the once-weekly GLP-1 analogue semaglutide. In addition, the phase 3b results from the DUAL VII trial were presented, demonstrating that Xultophy® 100/3.6 reduced the risk of hypoglycaemic events and lowered body weight compared with a basal-bolus treatment in people with type 2 diabetes.

OBESITY

CHMP endorses EU label update of Saxenda® (NN8022) based on the LEADER trial In June 2017, Novo Nordisk announced that CHMP, under the EMA, had endorsed an update of the EU label for Saxenda®. The update was based on the results from the LEADER trial which investigated the long-term effects of Victoza® in people with type 2 diabetes and established cardiovascular disease.

The CHMP has previously concluded that, although the Saxenda® dosing of liraglutide 3.0 mg was not investigated in the LEADER trial, the results would also be supportive for the assessment of Saxenda® for any potential cardiovascular risk. The Saxenda® label has been updated with immediate effect to reflect the primary outcome of the LEADER trial.

Novo Nordisk reports up to 13.8% weight loss in people with obesity receiving semaglutide (NN9536) in phase 2 trial

In June 2017, Novo Nordisk announced the headline results from a 52-week double- blind phase 2 clinical trial with once-daily subcutaneous semaglutide investigating safety and potential for inducing and maintaining weight loss in people with obesity.

In the trial, 957 people with obesity were randomised to treatment with doses of semaglutide between 0.05 to 0.4 mg/day or placebo. Liraglutide 3.0 mg/day was included for comparison. Approximately 100 people were included in each active treatment arm in combination with diet and exercise. All people in the trial were treated for 52 weeks followed by a 7-week follow-up period.

From a mean baseline weight of around 111 kg and a body mass index of approximately 39 kg/m2, a weight loss up to 17.8 kg was observed after 52 weeks of treatment with semaglutide. This corresponded to an estimated 13.8% weight loss compared to the weight loss of 2.3% achieved by diet, exercise and placebo alone, with all treatment

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arms adjusted for people discontinuing treatment in the study. The results from the liraglutide 3.0 mg treatment arm were broadly in line with previously reported data.

In the trial, once-daily semaglutide appeared to have a well-tolerated safety profile, with the most common adverse events being gastrointestinal side effects.

Novo Nordisk is now preparing the phase 3 programme with semaglutide with the objective to confirm the results, and the phase 3 programme is expected to begin in 2018

BIOPHARMACEUTICALS

Novo Nordisk received US FDA approval of REBINYN® (nonacog beta pegol; N9-GP; NN7999)

In May 2017, Novo Nordisk announced that the FDA had approved the Biologics License Application for REBINYN® for the treatment of adults and children with haemophilia B.

REBINYN® is the brand name for nonacog beta pegol, N9-GP, in the USA. REBINYN® is indicated for on-demand treatment and control of bleeding episodes and the perioperative management of bleeding around the time of surgery in adults and children with haemophilia B. The efficacy and safety evaluation was based on 115 patients across the five paradigm clinical trials, and the approval follows the Blood Products Advisory Committee meeting held 4 April 2017.

Novo Nordisk received EU approval of Refixia® (nonacog beta pegol; N9-GP; NN7999) In June 2017, Novo Nordisk announced that the European Commission had granted marketing authorisation for Refixia® for the treatment of adolescents and adults with haemophilia B. The authorisation covers all 28 European Union member states.

Refixia® is the brand name for nonacog beta pegol, N9-GP, in the EU. Refixia® is indicated for prophylaxis, on-demand treatment of bleeding and surgical procedures in adolescent (>12 years of age) and adult patients with haemophilia B (congenital factor IX deficiency). The efficacy and safety evaluation was based on 115 patients across the five paradigm clinical trials, and the marketing authorisation follows the positive opinion from the CHMP, under the EMA, provided 24 March 2017.

Novo Nordisk submits New Drug Application for nonacog beta pegol (N9-GP; N7999) in Japan

In July 2017, Novo Nordisk submitted the New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare for nonacog beta pegol (N9-GP). The filing of nonacog beta pegol is based on the results from the paradigm clinical trial programme, which involved 115 patients with severe or moderately severe haemophilia B. Nonacog beta pegol was found to be efficacious in routine prophylaxis, treatment of bleeding episodes and surgery for adults, adolescents and children. Furthermore, nonacog beta pegol appeared to be well-tolerated and no safety concerns were identified.

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Positive results from phase 3 trial with long-acting growth hormone somapacitan (NN8640) for treatment of Adult Growth Hormone Deficiency (AGHD).

In August 2017, Novo Nordisk completed the main phase of REAL 1, the pivotal phase 3 trial with the long-acting recombinant growth hormone, somapacitan. REAL 1 was a 34- week trial that enrolled 301 treatment-naïve adults with growth hormone deficiency. The trial was a placebo-controlled efficacy trial with the primary endpoint being change in truncal fat percentage from baseline to 34 weeks. At the end of the trial, there was a statistically significant difference between somapacitan and placebo, with the somapacitan-treated patients showing a greater reduction in truncal fat percentage.

Somapacitan also demonstrated significant beneficial effects on other body composition measures such as lean body mass (LBM) and visceral fat tissue. The safety profile observed in this study was consistent with that known for Norditropin®.

Novo Nordisk will soon finalise recruitment in REAL 3, a phase 2 study in prepubertal growth hormone deficient (GHD) children evaluating weekly treatment with once-weekly somapacitan versus daily injections of Norditropin®. In addition, Novo Nordisk is planning for the pivotal phase 3 somapacitan programs in GHD children as well as in children born small for gestational age (SGA).

SUSTAINABILITY UPDATE

The number of employees in Novo Nordisk decreased by 2.2%

The number of full-time equivalent employees at the end of the first six months of 2017 decreased by 2.2% compared with 12 months ago. The total number of employees was 41,833, corresponding to 41,385 full-time positions. The decrease is the result of workforce reductions, effectuated in the last quarter of 2016, in North America Operations, Region Europe and R&D, and the transfer of the activities and employees of the Steno Diabetes Center to the Capital Region of Denmark. Areas in which there was notable growth include Region AAMEO and the Global Service Centre in Bangalore.

Novo Nordisk replaces cartridge holders for insulin pens to protect patient safety

In June 2017, Novo Nordisk detected a potential safety issue with some batches of NovoPen Echo® and NovoPen® 5, used for insulin treatment by people with diabetes. The insulin cartridge holder may crack or break if exposed to certain chemicals in for example cleaning agents, and as a result the pen may give a slightly smaller dose of insulin than expected. The risk that a patient will experience high blood sugar over the lifetime of an affected pen is less than 0.1%. The affected pens had been distributed in 38 countries. In the interest of patient safety, Novo Nordisk immediately put in place measures by which cartridge holders distributed to patients could be replaced. Affected pens in stock at wholesalers and pharmacies have been recalled. The issue has thereby been mitigated.

Novo Nordisk signs agreement that secures CO2 neutral steam and heating for the company’s largest production facility

In June 2017, Novo Nordisk signed a 20-year contract with the Danish energy company, DONG Energy, to secure stable supplies of CO2 neutral steam and heating to the

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company’s largest production facility in Kalundborg, Denmark. Based on this agreement DONG Energy will rebuild its Asnæs Power Station, which supplies Novo Nordisk’s site in Kalundborg, so that by 2020 coal is replaced with sustainable wood chips as the primary source for producing steam and heating. As a result, the Novo Nordisk site will by then be CO2 neutral, and total CO2 emissions from the company’s global production will be reduced by 45%.

EQUITY

Total equity was DKK 48,436 million at the end of the first six months of 2017, equivalent to 49.5% of total assets, compared with 48.2% at the end of the first six months of 2016. Please refer to appendix 5 for further elaboration of changes in equity.

Interim dividend

The Board of Directors has decided to pay out interim dividend for 2017 of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2017. The ex-dividend date for the interim dividend will be 18 August 2017. The record date will be 21 August 2017 for the A and B shares as well as ADRs. The payment date for the A and B shares will be 22 August 2017, while the payment date for the ADRs will be 29 August 2017. No dividend will be paid on the company’s holding of B shares.

2017 share repurchase programme

On 3 May 2017, Novo Nordisk announced a share repurchase programme of up to DKK 4.3 billion to be executed from 3 May to 7 August 2017, as part of an overall 2017 programme of up to DKK 16 billion to be executed during a 12-month period. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 15,465,578 B shares for an amount of DKK 4.3 billion in the period from 3 May to 7 August 2017. The programme was concluded on 7 August 2017.

As of 7 August 2017, Novo Nordisk A/S and its wholly-owned affiliates owned 33,054,841 of its own B shares, corresponding to 1.3% of the total share capital.

The execution of Novo Nordisk’s 2017 share repurchase programme of up to DKK 16 billion to be executed during a 12-month period beginning 2 February 2017 continues, and a new share repurchase programme has been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Danmark, filial af Nordea Bank AB (publ) as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes.

Under the agreement, Nordea Danmark, filial af Nordea Bank AB (publ) will repurchase shares on behalf of Novo Nordisk for an amount of DKK 3.9 billion during the trading period starting today, 9 August and ending on 30 October 2017. A maximum of 462,106 shares can be bought during one single trading day, equal to 20% of the average daily

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trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of July 2017, and a maximum of 27,264,254 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

LEGAL MATTERS

Novo Nordisk involved in seven class action lawsuits relating to drug prices in the USA Since 12 May 2017, three additional class action lawsuits have been brought against Novo Nordisk, Eli Lilly, and/or certain Pharmacy Benefit Managers (PBMs) on behalf of classes of US purchasers of diabetes products. One of the class action lawsuits was filed as an add-on action in the US District Court for the District of New Jersey, resulting in five pending actions in New Jersey. The remaining two lawsuits are filed in the US District Court for the Central District of California and the US District Court for the Western District of Washington. All pending matters allege that the manufacturers and PBMs colluded to artificially inflate list prices paid by consumers for diabetes products, while offering reduced prices to PBMs through rebates used to secure formulary access. Novo Nordisk does not expect the lawsuits to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2016 and Form 20-F, both filed with the SEC in February 2017, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk management’ on pp 40-43 of the Annual Report 2016 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2017. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2017 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2016 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first six months of 2017 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first six months of 2017 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2016.

Bagsværd, 9 August 2017

Executive Management:

Lars Fruergaard Jørgensen	Jesper Brandgaard	Lars Green
President and CEO	CFO

Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Göran Ando	Jeppe Christiansen	Brian Daniels
Chairman	Vice chairman

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Kasim Kutay	Anne Marie Kverneland	Helge Lund

Søren Thuesen Pedersen	Stig Strøbæk

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 25 of 33

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

							% change
	2017		2016				Q2 2017 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2016

Net sales	28,638	28,452	29,572	27,537	27,459	27,212	4%
Gross profit	24,229	24,201	24,654	23,551	23,414	22,978	3%
Gross margin	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%
Sales and distribution costs	6,761	6,787	7,909	6,860	6,867	6,741	(2%)
Percentage of sales	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	3,414	3,289	4,470	3,458	3,331	3,304	2%
Percentage of sales	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	857	913	1,166	1,015	873	908	(2%)
Percentage of sales	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	189	278	97	202	154	284	23%
Operating profit	13,386	13,490	11,206	12,420	12,497	12,309	7%
Operating margin	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%
Financial income	421	258	(21)	(3)	93	23	353%
Financial expenses	1,164	744	243	116	(12)	379	N/A
Financial items (net)	(743)	(486)	(264)	(119)	105	(356)	N/A
Profit before income taxes	12,643	13,004	10,942	12,301	12,602	11,953	0%
Income taxes	2,692	2,848	2,243	2,498	2,634	2,498	2%
Net profit	9,951	10,156	8,699	9,803	9,968	9,455	0%
Depreciation, amortisation and impairment losses	863	708	1,116	736	717	624	20%
Capital expenditure (net)	1,934	1,604	2,502	1,784	1,684	1,091	15%
Net cash generated from operating activities	10,117	12,098	11,153	15,189	14,497	7,475	(30%)
Free cash flow	8,392	10,400	8,388	12,501	12,743	6,359	(34%)
Total assets	97,825	94,213	97,539	87,340	88,269	82,368	11%
Total equity	48,436	40,301	45,269	41,327	42,585	37,284	14%
Equity ratio	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%
Full-time equivalent employees end of period	41,385	41,636	41,971	42,605	42,265	41,571	(2%)
Basic earnings per share/ADR (in DKK)	4.01	4.07	3.46	3.88	3.93	3.72	2%
Diluted earnings per share/ADR (in DKK)	4.01	4.06	3.46	3.87	3.92	3.71	2%
Average number of shares outstanding (million)	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)
Average number of diluted shares
outstanding (million)	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)
Sales by business segment:
New-generation insulin	2,493	1,692	1,707	1,143	983	626	154%
Modern insulin	11,289	12,092	12,219	11,770	11,806	11,715	(4%)
Human insulin	2,521	2,602	2,938	2,760	2,667	2,725	(5%)
Total insulin	16,303	16,386	16,864	15,673	15,456	15,066	5%
Victoza®	5,775	5,750	5,397	5,106	4,952	4,591	17%
Other diabetes care	1,006	1,086	1,026	1,095	1,015	1,131	(1%)
Total diabetes care	23,084	23,222	23,287	21,874	21,423	20,788	8%
Obesity (Saxenda®)	686	539	540	418	376	243	82%
Diabetes and obesity care total	23,770	23,761	23,827	22,292	21,799	21,031	9%
Haemophilia	2,739	2,576	2,821	2,285	2,530	2,836	8%
Human growth disorders	1,679	1,646	2,202	2,003	2,158	2,407	(22%)
Other biopharmaceuticals	450	469	722	957	972	938	(54%)
Biopharmaceuticals total	4,868	4,691	5,745	5,245	5,660	6,181	(14%)
Sales by geographic segment:
North America Operations	15,103	14,940	15,873	14,719	14,453	14,197	4%
- USA	14,583	14,402	15,343	14,174	13,947	13,730	5%
International Operations	13,535	13,512	13,699	12,818	13,006	13,015	4%
- Region Europe	5,355	5,226	5,275	5,093	5,298	5,016	1%
- Region AAMEO	3,057	2,964	2,937	2,790	2,842	3,011	8%
- Region China	2,608	3,060	2,540	2,534	2,509	2,875	4%
- Region Japan & Korea	1,573	1,467	1,691	1,588	1,611	1,335	(2%)
- Region Latin America	942	795	1,256	813	746	778	26%
Segment operating profit:
Diabetes and obesity care	10,735	10,631	8,575	9,874	9,229	8,424	16%
Biopharmaceuticals	2,651	2,859	2,631	2,546	3,268	3,885	(19%)

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 26 of 33

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	H1	H1	Q2	Q2
DKK million	2017	2016	2017	2016

Income statement

Net sales	57,090	54,671	28,638	27,459
Cost of goods sold	8,660	8,279	4,409	4,045
Gross profit	48,430	46,392	24,229	23,414

Sales and distribution costs	13,548	13,608	6,761	6,867
Research and development costs	6,703	6,635	3,414	3,331
Administrative costs	1,770	1,781	857	873
Other operating income, net	467	438	189	154
Operating profit	26,876	24,806	13,386	12,497

Financial income	679	116	421	93
Financial expenses	1,908	367	1,164	(12)
Profit before income taxes	25,647	24,555	12,643	12,602

Income taxes	5,540	5,132	2,692	2,634
NET PROFIT	20,107	19,423	9,951	9,968

Basic earnings per share (DKK)	8.08	7.65	4.01	3.93
Diluted earnings per share (DKK)	8.07	7.63	4.01	3.92

Segment Information

Segment sales:
Diabetes and obesity care	47,531	42,830	23,770	21,799
Biopharmaceuticals	9,559	11,841	4,868	5,660

Segment operating profit:
Diabetes and obesity care	21,366	17,653	10,735	9,229
Operating margin	45.0%	41.2%	45.2%	42.3%

Biopharmaceuticals	5,510	7,153	2,651	3,268
Operating margin	57.6%	60.4%	54.5%	57.7%

Total segment operating profit	26,876	24,806	13,386	12,497

Statement of comprehensive income

Net profit for the Period	20,107	19,423	9,951	9,968

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	85	(138)	-	(43)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(357)	(3)	(301)	(18)
Cash flow hedges, realisation of previously deferred (gains)/losses	1,236	497	647	133
Cash flow hedges, deferred gains/(losses) incurred during the period	2,276	(248)	2,282	(1,582)
Other items	(152)	(261)	(14)	(95)
Tax on other comprehensive income, income/(expense)	(733)	(59)	(752)	425
Other comprehensive income for the Period, net of tax	2,355	(212)	1,862	(1,180)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	22,462	19,211	11,813	8,788

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 27 of 33

APPENDIX 3: BALANCE SHEET

DKK million	30 Jun 2017	31 Dec 2016

ASSETS

Intangible assets	2,647	2,714
Property, plant and equipment	31,888	30,179
Investment in associated company	789	809
Deferred income tax assets	2,314	2,683
Other financial assets	1,213	1,388
TOTAL NON-CURRENT ASSETS	38,851	37,773

Inventories	15,028	14,341
Trade receivables	17,366	20,234
Tax receivables	659	1,552
Other receivables and prepayments	2,830	2,411
Marketable securities	3	2,009
Derivative financial instruments	1,761	529
Cash at bank	21,327	18,690
TOTAL CURRENT ASSETS	58,974	59,766

TOTAL ASSETS	97,825	97,539

EQUITY AND LIABILITIES

Share capital	500	510
Treasury shares	(5)	(9)
Retained earnings	47,014	46,111
Other reserves	927	(1,343)
TOTAL EQUITY	48,436	45,269

Deferred income tax liabilities	569	13
Retirement benefit obligations	1,359	1,451
Provisions	3,637	3,370
Total non-current liabilities	5,565	4,834

Current debt	1,683	229
Trade payables	4,257	6,011
Tax payables	3,706	3,976
Other liabilities	13,787	14,181
Derivative financial instruments	521	2,578
Provisions	19,870	20,461
Total current liabilities	43,824	47,436

TOTAL LIABILITIES	49,389	52,270

TOTAL EQUITY AND LIABILITIES	97,825	97,539

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 28 of 33

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	H1 2017	H1 2016

Net profit	20,107	19,423

Adjustment for non-cash items:
Income taxes in the Income Statement	5,540	5,132
Depreciation, amortisation and impairment losses	1,571	1,341
Other non-cash items	1,463	214
Change in working capital	(1,683)	(1,117)
Interest received	69	96
Interest paid	(41)	(30)
Income taxes paid	(4,811)	(3,087)
Net cash generated from operating activities	22,215	21,972

Purchase of intangible assets	(255)	(121)
Proceeds from sale of property, plant and equipment	6	1
Purchase of property, plant and equipment	(3,159)	(2,776)
Proceeds from other financial assets	11	1
Purchase of other financial assets	(40)	-
Sale of marketable securities	2,006	2,019
Purchase of marketable securities	-	(531)
Dividend received from associated company	14	25
Net cash used in investing activities	(1,417)	(1,382)

Purchase of treasury shares, net	(8,005)	(7,363)
Dividends paid	(11,448)	(16,230)
Net cash used in financing activities	(19,453)	(23,593)

NET CASH GENERATED FROM ACTIVITIES	1,345	(3,003)

Cash and cash equivalents at the beginning of the year	18,461	15,850
Exchange gain/(loss) on cash and cash equivalents	(162)	(86)
Cash and cash equivalents at the end of the period	19,644	12,761

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Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 29 of 33

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2017

Balance at the beginning of the period	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the period			20,107					20,107
Other comprehensive income for the period			85	(357)	3,512	(885)	2,270	2,355
Total comprehensive income for the period			20,192	(357)	3,512	(885)	2,270	22,462

Transactions with owners:
Dividends			(11,448)					(11,448)
Share-based payments			158					158
Tax credit related to restricted stock units			-					-
Purchase of treasury shares		(6)	(7,999)					(8,005)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	500	(5)	47,014	(1,281)	1,597	611	927	48,436

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			19,423					19,423
Other comprehensive income for the period			(138)	(3)	249	(320)	(74)	(212)
Total comprehensive income for the period			19,285	(3)	249	(320)	(74)	19,211

Transactions with owners:
Dividends			(16,230)					(16,230)
Share-based payments			209					209
Tax credit related to restricted stock units			(211)					(211)
Purchase of treasury shares		(4)	(7,359)					(7,363)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	510	(4)	42,510	(920)	(437)	926	(431)	42,585

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 30 of 33

APPENDIX 6: REGIONAL SALES SPLIT

Q2 2017 sales split per region

DKK million	Total	North America Operations	USA	Inter- national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes and obesity care segment
New-generation insulin	2,493	1,641	1,639	852	412	87	1	249	103
% change in local currencies	149%	246%	246%	63%	102%	37%	-	30%	59%
Tresiba®	2,198	1,603	1,603	595	251	62	1	186	95
% change in local currencies	139%	238%	238%	35%	60%	41%	-	2%	62%
Modern insulin	11,289	5,666	5,490	5,623	2,138	1,519	1,357	409	200
% change in local currencies	(5%)	(14%)	(15%)	7%	(3%)	22%	15%	(13%)	16%
NovoRapid®	5,089	2,773	2,677	2,316	1,073	597	310	249	87
% change in local currencies	3%	(3%)	(3%)	12%	3%	32%	21%	(3%)	37%
Levemir®	3,597	2,464	2,394	1,133	591	247	172	38	85
% change in local currencies	(17%)	(23%)	(23%)	0%	(9%)	10%	35%	(22%)	2%
NovoMix®	2,603	429	418	2,174	474	675	875	122	28
% change in local currencies	(1%)	(24%)	(24%)	5%	(8%)	20%	10%	(27%)	7%
Human insulin	2,521	503	461	2,018	442	578	713	62	223
% change in local currencies	(5%)	21%	25%	(9%)	(13%)	(8%)	(10%)	(23%)	4%
Total insulin	16,303	7,810	7,589	8,493	2,992	2,184	2,071	720	526
% change in local currencies	5%	4%	4%	6%	2%	13%	5%	(3%)	16%
Victoza®	5,775	4,318	4,185	1,457	867	238	84	155	113
% change in local currencies	15%	18%	18%	6%	(1%)	34%	40%	(4%)	20%
Other diabetes care	1,006	219	179	787	146	128	393	108	12
% change in local currencies	0%	(2%)	(4%)	0%	(6%)	6%	2%	(4%)	18%
Total diabetes care	23,084	12,347	11,953	10,737	4,005	2,550	2,548	983	651
% change in local currencies	7%	8%	9%	5%	1%	14%	5%	(3%)	17%
Obesity (Saxenda®)	686	576	536	110	23	30	-	-	57
% change in local currencies	77%	57%	54%	478%	300%	263%	-	-	1175%
Diabetes and obesity care total	23,770	12,923	12,489	10,847	4,028	2,580	2,548	983	708
% change in local currencies	8%	10%	10%	6%	2%	15%	5%	(3%)	25%

The biopharmaceuticals segment
Haemophilia	2,739	1,380	1,354	1,359	729	248	56	166	160
% change in local currencies	7%	7%	9%	6%	12%	0%	34%	(15%)	14%
NovoSeven®	2,352	1,221	1,197	1,131	567	232	55	119	158
% change in local currencies	2%	2%	3%	1%	4%	(4%)	34%	(23%)	12%
NovoEight®	347	137	137	210	153	10	1	44	2
% change in local currencies	60%	84%	84%	47%	58%	125%	-	7%	-
Human growth disorders	1,679	618	616	1,061	418	172	4	394	73
% change in local currencies	(23%)	(42%)	(42%)	(5%)	(3%)	(32%)	(25%)	3%	47%
Other biopharmaceuticals	450	182	124	268	180	57	-	30	1
% change in local currencies	(54%)	(75%)	(81%)	(1%)	(3%)	(2%)	(100%)	15%	-
Biopharmaceuticals total	4,868	2,180	2,094	2,688	1,327	477	60	590	234
% change in local currencies	(15%)	(29%)	(29%)	1%	5%	(15%)	26%	(2%)	23%
Total sales	28,638	15,103	14,583	13,535	5,355	3,057	2,608	1,573	942
% change in local currencies	3%	2%	2%	5%	2%	9%	6%	(3%)	25%
% change as reported	4%	4%	5%	4%	1%	8%	4%	(2%)	26%
Share of growth	100%	30%	27%	70%	13%	27%	15%	(5%)	20%

H1 2017 sales split per region

DKK million	Total	North America Operations	USA	Inter- national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes and obesity care segment
New-generation insulin	4,185	2,605	2,603	1,580	747	182	2	466	183
% change in local currencies	155%	283%	283%	65%	101%	46%	-	36%	50%
Tresiba®	3,689	2,567	2,567	1,122	475	117	2	358	170
% change in local currencies	149%	277%	277%	41%	73%	44%	-	9%	52%
Modern insulin	23,381	12,226	11,864	11,155	4,285	2,851	2,857	777	385
% change in local currencies	(1%)	(8%)	(8%)	6%	(1%)	13%	17%	(12%)	14%
NovoRapid®	10,403	5,910	5,716	4,493	2,105	1,109	645	472	162
% change in local currencies	8%	6%	6%	11%	5%	19%	25%	(2%)	30%
Levemir®	7,609	5,320	5,175	2,289	1,237	463	350	71	168
% change in local currencies	(13%)	(19%)	(19%)	1%	(5%)	2%	33%	(21%)	5%
NovoMix®	5,369	996	972	4,373	943	1,279	1,862	234	55
% change in local currencies	1%	(14%)	(14%)	5%	(6%)	13%	11%	(26%)	6%
Human insulin	5,123	927	840	4,196	878	1,157	1,648	120	393
% change in local currencies	(4%)	8%	10%	(7%)	(13%)	(4%)	(4%)	(20%)	(4%)
Total insulin	32,689	15,758	15,306	16,931	5,910	4,190	4,507	1,363	961
% change in local currencies	6%	7%	7%	6%	4%	9%	8%	(1%)	11%
Victoza®	11,525	8,684	8,421	2,841	1,683	472	161	289	236
% change in local currencies	18%	23%	23%	6%	(1%)	31%	28%	(1%)	18%
Other diabetes care	2,092	456	376	1,636	298	237	877	197	27
% change in local currencies	(2%)	(2%)	(3%)	(2%)	(4%)	0%	(1%)	(8%)	13%
Total diabetes care	46,306	24,898	24,102	21,408	7,891	4,899	5,545	1,849	1,224
% change in local currencies	9%	12%	12%	5%	2%	10%	7%	(2%)	12%
Obesity (Saxenda®)	1,225	985	910	240	39	74	-	-	127
% change in local currencies	90%	62%	57%	682%	344%	438%	-	-	1717%
Diabetes and obesity care total	47,531	25,883	25,013	21,648	7,930	4,973	5,545	1,849	1,351
% change in local currencies	10%	13%	13%	6%	3%	11%	7%	(2%)	22%

The biopharmaceuticals segment
Haemophilia	5,315	2,601	2,530	2,714	1,478	552	112	325	247
% change in local currencies	(2%)	1%	2%	(6%)	16%	(28%)	11%	(9%)	(33%)
NovoSeven®	4,663	2,356	2,290	2,307	1,188	529	111	236	243
% change in local currencies	(6%)	(2%)	(1%)	(11%)	10%	(30%)	11%	(15%)	(34%)
NovoEight®	576	200	200	376	274	14	1	83	4
% change in local currencies	42%	51%	51%	38%	44%	117%	-	8%	-
Human growth disorders	3,325	1,187	1,184	2,138	810	377	8	805	138
% change in local currencies	(28%)	(53%)	(53%)	1%	(3%)	(15%)	(13%)	11%	35%
Other biopharmaceuticals	919	372	259	547	363	119	3	61	1
% change in local currencies	(53%)	(74%)	(81%)	7%	7%	0%	50%	23%	(50%)
Biopharmaceuticals total	9,559	4,160	3,972	5,399	2,651	1,048	123	1,191	386
% change in local currencies	(20%)	(36%)	(37%)	(2%)	8%	(22%)	10%	5%	(18%)
Total sales	57,090	30,043	28,985	27,047	10,581	6,021	5,668	3,040	1,737
% change in local currencies	3%	2%	2%	5%	4%	4%	7%	1%	9%
% change as reported	4%	5%	5%	4%	3%	3%	5%	3%	14%
Share of growth	100%	32%	28%	68%	24%	13%	22%	1%	8%

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 31 of 33

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2015 average exchange rates	2016 average exchange rates	YTD 2017 average exchange rates as of 4 August 2017	Current exchange rates as of 4 August 2017
USD	673	673	680	626
CNY	107.0	101.3	99.2	93.2
JPY	5.56	6.21	6.05	5.69
GBP	1,028	911	860	823
CAD	527	508	514	498

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 32 of 33

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2017		2016				Q2 2017 vs Q2 2016	Q2 2017 vs Q2 2016
	Q2	Q1	Q4	Q3	Q2	Q1	in USD	in DKK

Net sales	4,230	4,073	4,290	4,130	4,165	4,017	2%	4%
Gross profit	3,579	3,465	3,575	3,532	3,551	3,392	1%	3%
Gross margin	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%
Sales and distribution costs	999	972	1,150	1,028	1,042	995	(4%)	(2%)
Percentage of sales	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	504	471	651	519	505	488	0%	2%
Percentage of sales	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	126	131	169	152	133	134	(5%)	(2%)
Percentage of sales	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	28	40	13	30	24	42	17%	23%
Operating profit	1,978	1,931	1,618	1,863	1,895	1,817	4%	7%
Operating margin	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%
Financial income	62	37	(3)	(1)	15	3	313%	353%
Financial expenses	172	106	36	17	0	55	N/A	N/A
Financial items (net)	(110)	(69)	(39)	(18)	15	(52)	N/A	N/A
Profit before income taxes	1,868	1,862	1,579	1,845	1,910	1,765	(2%)	0%
Income taxes	398	408	323	375	399	369	0%	2%
Net profit	1,470	1,454	1,256	1,470	1,511	1,396	(3%)	0%
Depreciation, amortisation and impairment losses	127	101	163	110	109	92	17%	20%
Capital expenditure (net)	285	230	366	268	254	161	12%	15%
Net cash generated from operating activities	1,499	1,732	1,611	2,277	2,184	1,104	(31%)	(30%)
Free cash flow	1,244	1,489	1,207	1,874	1,920	939	(35%)	(34%)
Total assets	15,004	13,532	13,826	13,082	13,173	12,585	14%	11%
Total equity	7,429	5,789	6,417	6,190	6,355	5,697	17%	14%
Equity ratio	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%
Full-time equivalent employees end of period	41,385	41,636	41,971	42,605	42,265	41,571	(2%)	(2%)
Basic earnings per share/ADR (in USD)	0.60	0.58	0.50	0.59	0.59	0.55	2%	2%
Diluted earnings per share/ADR (in USD)	0.59	0.58	0.50	0.58	0.59	0.55	0%	2%
Average number of shares outstanding (million)	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)	(2%)
Sales by business segment:
New-generation insulin	367	242	250	171	149	92	146%	154%
Modern insulin	1,670	1,731	1,772	1,765	1,790	1,730	(7%)	(4%)
Human insulin	372	373	426	414	405	402	(8%)	(5%)
Total insulin	2,409	2,346	2,448	2,350	2,344	2,224	3%	5%
Victoza®	853	823	783	766	750	678	14%	17%
Other diabetes care	149	155	148	165	154	167	(3%)	(1%)
Total diabetes care	3,411	3,324	3,379	3,281	3,248	3,069	5%	8%
Obesity (Saxenda®)	101	77	79	62	57	36	77%	82%
Diabetes and obesity care total	3,512	3,401	3,458	3,343	3,305	3,105	6%	9%
Haemophilia	403	369	409	343	384	419	5%	8%
Human growth disorders	248	236	319	301	328	355	(24%)	(22%)
Other biopharmaceuticals	67	67	104	143	148	138	(55%)	(54%)
Biopharmaceuticals total	718	672	832	787	860	912	(17%)	(14%)
Sales by geographic segment:
North America Operations	2,230	2,139	2,304	2,207	2,192	2,096	2%	4%
- USA	2,154	2,062	2,226	2,127	2,114	2,027	2%	5%
International Operations	2,000	1,934	1,986	1,923	1,973	1,921	1%	4%
- Region Europe	791	748	765	763	803	741	(1%)	1%
- Region AAMEO	452	424	424	420	431	444	5%	8%
- Region China	386	438	367	380	382	424	1%	4%
- Region Japan & Korea	232	210	246	238	244	197	(5%)	(2%)
- Region Latin America	139	114	184	122	113	115	23%	26%
Segment operating profit:
Diabetes and obesity care	1,586	1,522	1,240	1,480	1,399	1,243	13%	16%
Biopharmaceuticals	392	409	378	383	496	574	(21%)	(19%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

Financial report for the period 1 January 2017 to 30 June 2017	Page 33 of 33

APPENDIX 9: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)

In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Company Announcement are:

•	Sales growth in local currencies
•	Operating profit growth in local currencies
•	Free cash flow

Sales and operating profit growth in local currencies

When referred to ‘growth in local currencies’ it means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at prior period average exchange rates compared with realised sales/operating profit for the prior period. Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales in local currencies

	H1	H1	Q2	Q2
DKK million	2017	2016	2017	2016

Net sales	57,090	54,671	28,638	27,459
Effect of exchange rate	(692)	1,337	(242)	1,141
Sales in local currencies	56,398	56,008	28,396	28,600

Operating profit in local currencies

	H1	H1	Q2	Q2
DKK million	2017	2016	2017	2016

Operating profit	26,876	24,806	13,386	12,497
Effect of exchange rate	(562)	703	(104)	607
Operating profit in local currencies	26,314	25,509	13,282	13,104

Free cash flow

Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

Free cash flow

	H1	H1	Q2	Q2
DKK million	2017	2016	2017	2016

Net cash generated from operating activites	22,215	21,972	10,117	14,497
Net cash used in investing activites	(1,417)	(1,382)	(725)	224
Net purchase of marketable securities	(2,006)	(1,488)	(1,000)	(1,978)
Free cash flow	18,792	19,102	8,392	12,743

Financial Performance	Outlook	R&D	Sustainability	Equity	Legal	Financial Information

Company announcement No 60 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 9, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer